UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________
FORM 11-K
________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to             .
Commission file number 1-16091
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Avient Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Avient Corporation
Avient Center
33587 Walker Road
Avon Lake, Ohio 44012

Avient Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Avient Retirement Savings Plan
Avon Lake, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Avient Retirement Savings Plan (the “Plan”) as of December 31, 2023, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2023 and delinquent participant contributions for the year ended December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2024.

/s/  Bober, Markey, Federovich & Company
Cleveland, Ohio
June 25, 2024

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Avient Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Avient Retirement Savings Plan (the “Plan”) as of December 31, 2022. In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for this financial statement. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Plan's auditor from 2011 to 2023.

/s/  Plante & Moran, PLLC
Cleveland, Ohio
June 23, 2023

Avient Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2023	2022
Assets
Investments, at fair value	$621,122,421	$568,214,451
Contributions receivable	222,485	534,211
Participant notes receivable	7,247,617	6,123,728
Net Assets Available for Benefits	$628,592,523	$574,872,390
See accompanying notes to financial statements.

Avient Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended
December 31, 2023
Additions
Interest and dividend income	$8,536,780
Contributions
Participant	24,636,338
Employer	11,604,649
Rollover	3,180,105
Net realized and unrealized gains in fair value of investments	98,980,395
Interest on participant notes receivable	382,815
Total Additions	147,321,082
Deductions
Benefits paid directly to participants	(93,014,015)
Administrative expenses	(586,934)
Total Deductions	(93,600,949)

Net increase in net assets available for benefits	53,720,133
Net Assets Available for Benefits
Beginning of year	574,872,390
End of year	$628,592,523
See accompanying notes to financial statements.

Avient Retirement Savings Plan
Notes to Financial Statements

Note 1 — SUMMARY DESCRIPTION OF THE PLAN
General
The Avient Retirement Savings Plan (the Plan) is a defined contribution plan that covers substantially all employees of Avient Corporation (the Company or Plan Administrator) and its subsidiaries, in the United States, other than employees covered under a collective bargaining agreement unless such agreement calls for participation in the Plan, leased employees, nonresident aliens, other employees regularly employed outside of the United States, persons classified by the Company as anything other than employees (even if that classification is later changed) and employees of certain subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The following summary description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is sponsored by the Company and is administered by the Avient Corporation Retirement Plan Committee (the Retirement Plan Committee).
Contributions
Employee
Participants may elect a bi-weekly payroll deduction from 1% to 90% of eligible earnings. The Retirement Plan Committee has the authority, at its discretion, to reduce the employees’ bi-weekly contribution percentage in order to maintain the tax-qualified status of the Plan.
The Plan offers participants the choice of pre-tax, after-tax and Roth savings options. Participants may elect to participate in one or more of the savings options. Under each savings option, participants may direct that contributions be invested in any eligible funds offered by the Plan. Participants may change their investment options daily.
The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (IRC), provided certain conditions are met.
On September 1, 2022, the Company completed the acquisition of the DSM Protective Materials business, collectively referred to as Avient Protective Materials (APM). As a result of the Company’s acquisition of APM during 2022, former participants of the APM retirement plan became eligible to participate in the Plan. The Company also supported a voluntary group rollover of eligible balances and loans from the sponsored plan into the Plan.
Employer
The Company provides for a matching contribution equal to 100% of the first 3% and 50% of the next 3% of the participant’s eligible deferred compensation. The Plan also permits the Company to make an additional discretionary matching contribution of up to 4%. No additional discretionary matching contributions were made in 2023 or 2022.
Late Contributions
We identified $4,271 and $6,064 of employee deferrals during the year ended December 31, 2023 and 2022, respectively, that were not deposited timely, which will be corrected under the Department of Labor's Voluntary Fiduciary Correction Program.
Vesting
Participant contributions and Company matching contributions are fully vested immediately.

Participant Notes Receivable
Participants may borrow a maximum amount equal to the lesser of 50% of their vested account balance (excluding certain employer contributions) or $50,000, subject to certain Department of Labor and Internal Revenue Service (IRS) requirements. The Plan provides that loan amounts must be a minimum of $1,000. The notes receivable are collateralized by the participant’s vested account balance. Interest is charged to the borrower at the prime rate plus 1%. Payments on notes receivable are primarily made through payroll deductions and must be repaid within five years (personal loans) or up to fifteen years (primary residence loans).
Plan Withdrawals and Distributions
Active participants may make hardship withdrawals from certain portions of their account. Age-based in-service withdrawals are available from the participants' vested account balance.
Plan distributions are made to participants or their designated beneficiary upon normal retirement, disability, or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability, death, or a reduction in workforce is eligible to receive all amounts credited to their account relating to participant contributions, including rollovers, and the vested portion of employer contributions. Distributions are made in either a single lump sum or periodic payments.
Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon either of these events, the accounts of each affected employee will vest immediately, and participants will receive a distribution of their total participant account balance.
Administrative Expenses
Participants are charged investment management fees, which are netted with the returns of the respective investment. Plan expenses may be paid from plan assets or by the Company.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Benefit Payments
Benefit payments are recorded when paid.
Participant Notes Receivable
Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Valuation of Investments and Income Recognition
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4, Fair Value Measurement, for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis, interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized and unrealized gains or losses on those investments.

Note 3 — SELF-DIRECTED BROKERAGE ACCOUNTS
In addition to the standard investment options of the Plan, brokerage accounts are available to Plan participants through Fidelity National Financial Services, and are comprised of various investments made at the sole direction of the Plan participants.

Note 4 — FAIR VALUE MEASUREMENT
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. In accordance with Accounting Standards Codification 820, Fair Value Measurement, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:
Level 1 - Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.
Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.
The following is a description of the valuation methodologies used for assets measured at fair value, including the general classification of such assets pursuant to the valuation hierarchy.
Mutual funds: Registered investment companies or mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and are classified within Level 1 of the valuation hierarchy.
Company common stock: The Plan invests in a real-time traded fund, which holds Avient Corporation common stock. Common stock is valued at the closing price reported on the active market on which the individual security is traded. Common stock is classified within Level 1 of the valuation hierarchy.
Self-directed brokerage accounts: The Plan allows participants to invest in self-directed brokerage accounts. The self-directed brokerage accounts include investments in common stock, mutual funds, and short-term investments and as such, can be classified within Level 1 or Level 2.
Short-term investments: Short-term investments held by the Plan within self-directed brokerage accounts at December 31, 2023 and 2022 consisted of interest-bearing cash. Interest-bearing cash is classified within Level 2 of the valuation hierarchy and is valued at fair value based on the outstanding balances.
Pooled separate account: The Plan holds interests in a Stable Value Fund, which consists of an investment in the New York Life Insurance Anchor Account (the Anchor Account), which is not traded in an active market, and is valued at the NAV per share of the fund as a practical expedient for the estimated fair value of the fund. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. The NAV is provided by the fund sponsor. The Anchor Account is made available to the participating plans through a group annuity contract. The group annuity contract is an investment contract that is benefit-responsive, meaning it provides for a stated return on principal invested over a specified period and permits withdrawals at a contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the Stable Value Fund, the issuer reserves the right to require 12 months' notification to ensure the liquidation of securities is carried out in an orderly business manner.

Common collective trust funds: Common collective trust funds represent investments held in pooled funds. The Plan's interests in the collective trust funds are valued at NAV and provided by the fund sponsor. The accuracy of the NAV is verified using the audited financial statements of the collective trust funds. The NAV, as provided by the fund sponsor, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the collective trust funds, the investment advisors reserve the right to temporarily delay withdrawal from the trust in order to ensure the liquidation of securities is carried out in an orderly business manner.
The fair values of the Plan's investments at December 31, 2023 and 2022, by asset category, are as follows:

	Assets at Fair Value as of December 31, 2023
	Total	Level 1	Level 2
Mutual funds	$253,701,250	$253,701,250	$—
Company common stock	32,463,237	32,463,237	—
Self-directed brokerage accounts	26,638,597	19,661,771	6,976,826
Total	$312,803,084	$305,826,258	$6,976,826

Investments measured at net asset value:
Pooled separate account - Stable value fund	53,260,280
Common collective trust funds	255,059,057
Total investments, at fair value	$621,122,421

	Assets at Fair Value as of December 31, 2022
	Total	Level 1	Level 2
Mutual funds	$227,781,340	$227,781,340	$—
Company common stock	29,554,821	29,554,821	—
Self-directed brokerage accounts	21,609,439	17,817,746	3,791,693
Total	$278,945,600	$275,153,907	$3,791,693

Investments measured at net asset value:
Pooled separate account - Stable value fund	61,605,910
Common collective trust funds	227,662,941
Total investments, at fair value	$568,214,451

Investments in Entities that Calculate Net Asset Value Per Share
The following tables summarize investments for which fair value is measured using the NAV per share as a practical expedient as of December 31, 2023 and 2022:

December 31, 2023	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
New York Life Insurance Anchor Account	$53,260,280	n/a	Daily	12 Months
Loomis Core Plus Fixed Income	21,850,659	n/a	Daily	Daily
T. Rowe Price Retire 2005	3,021,992	n/a	Daily	30 days
T. Rowe Price Retire 2010	769,610	n/a	Daily	30 days
T. Rowe Price Retire 2015	3,018,077	n/a	Daily	30 days
T. Rowe Price Retire 2020	11,944,392	n/a	Daily	30 days
T. Rowe Price Retire 2025	34,306,274	n/a	Daily	30 days
T. Rowe Price Retire 2030	45,106,810	n/a	Daily	30 days
T. Rowe Price Retire 2035	42,378,924	n/a	Daily	30 days
T. Rowe Price Retire 2040	31,041,488	n/a	Daily	30 days
T. Rowe Price Retire 2045	24,152,727	n/a	Daily	30 days
T. Rowe Price Retire 2050	14,416,589	n/a	Daily	30 days
T. Rowe Price Retire 2055	14,274,462	n/a	Daily	30 days
T. Rowe Price Retire 2060	7,053,773	n/a	Daily	30 days
T. Rowe Price Retire 2065	1,723,280	n/a	Daily	30 days

December 31, 2022	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
New York Life Insurance Anchor Account	$61,605,910	n/a	Daily	12 Months
Loomis Core Plus Fixed Income	18,904,808	n/a	Daily	Daily
T. Rowe Price Retire 2005	3,080,313	n/a	Daily	30 days
T. Rowe Price Retire 2010	811,403	n/a	Daily	30 days
T. Rowe Price Retire 2015	3,370,028	n/a	Daily	30 days
T. Rowe Price Retire 2020	14,660,982	n/a	Daily	30 days
T. Rowe Price Retire 2025	34,547,671	n/a	Daily	30 days
T. Rowe Price Retire 2030	39,193,952	n/a	Daily	30 days
T. Rowe Price Retire 2035	37,830,373	n/a	Daily	30 days
T. Rowe Price Retire 2040	27,042,252	n/a	Daily	30 days
T. Rowe Price Retire 2045	19,668,961	n/a	Daily	30 days
T. Rowe Price Retire 2050	12,010,792	n/a	Daily	30 days
T. Rowe Price Retire 2055	10,541,919	n/a	Daily	30 days
T. Rowe Price Retire 2060	5,259,072	n/a	Daily	30 days
T. Rowe Price Retire 2065	740,415	n/a	Daily	30 days
Participants in the Anchor Account may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Withdrawals and transfers resulting from certain events, including employer initiated events may limit the ability of the fund to transact at contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan Administrator believes that the occurrence of any event which would limit the Plan’s ability to transact at contract value is not probable.

Note 5 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 6 — PARTY IN INTEREST TRANSACTIONS
As of each of December 31, 2023 and 2022, the Plan was invested in certain investments managed by Fidelity Management Trust Company, Fidelity National Financial Services, or their affiliates (collectively, Fidelity). Fidelity served as the trustee of the Plan during both 2023 and 2022. The Plan also invests in the common stock of the Company. Purchases, sales, and dividends related to the Company's common stock in 2023 were $4,220,116, $6,578,382 and $821,342, respectively. These transactions qualified as party in interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Note 7 — INCOME TAX STATUS
The IRS has determined and informed the Plan sponsor by a letter dated September 2, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, we believe that the Plan is designed, and has operated, in compliance with the applicable requirements of the IRC. Therefore, we believe that the Plan is qualified, and the related trust is tax-exempt. Accordingly, no provision for income taxes has been made in the accompanying statements. The Plan is no longer subject to income tax examinations for years prior to 2020.

Note 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to net assets available for benefits per the Form 5500 for the years ended December 31, 2023 and 2022:

	December 31,
	2023	2022
Net assets available for benefits per the financial statements	$628,592,523	$574,872,390
Contributions receivable	(222,485)	(534,211)
Net assets available for benefits per the Form 5500	$628,370,038	$574,338,179

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2023:

December 31, 2023
Net increase in net assets available for benefits per the financial statements	$53,720,133
Change in contributions receivable	311,726
Net income per the Form 5500	$54,031,859

Avient Retirement Savings Plan
EIN: 34-1730488 Plan Number: 001
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2023

Participant Contributions Transferred Late to Plan		Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002- 51
Plan Year	Check Here if Late Participant Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2022		$—	$—	$6,064	$—
2023	X	$—	$—	$4,271	$—

Avient Retirement Savings Plan
EIN: 34-1730488 Plan Number: 001
Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2023

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(d) Cost **	(e) Current Value
	Real-Time Traded Stock Fund:
*	Avient Corporation Common Stock	780,867	shares		$32,463,237
	Pooled Separate Account:
	New York Life Insurance Account	53,260,280	units		53,260,280
	Mutual Funds:
	American Funds - EuroPacific Growth Fund R6	373,278	units		20,418,309
	American Funds - Washington Mutual Investors R6	418,943	units		23,976,113
	Harbor Cap App Ret	575,432	units		55,678,818
	Eaton Vance Alt Cap SMID-Cap R6	695,347	units		26,603,987
*	Fidelity US Bond Index Fund	1,088,564	units		11,353,722
*	Fidelity 500 Index Fund	566,350	units		93,725,217
*	Fidelity Extended Market Index Fund	159,817	units		12,475,288
*	Fidelity Total International Index Fund	720,137	units		9,469,796
	Common Collective Trust Funds:
	Loomis Core Plus Fixed Income	1,367,375	units		21,850,659
	T. Rowe Price Retire 2005	233,358	units		3,021,992
	T. Rowe Price Retire 2010	58,481	units		769,610
	T. Rowe Price Retire 2015	226,412	units		3,018,077
	T. Rowe Price Retire 2020	880,855	units		11,944,392
	T. Rowe Price Retire 2025	2,464,531	units		34,306,274
	T. Rowe Price Retire 2030	3,149,917	units		45,106,810
	T. Rowe Price Retire 2035	2,867,316	units		42,378,924
	T. Rowe Price Retire 2040	2,048,943	units		31,041,488
	T. Rowe Price Retire 2045	1,566,325	units		24,152,727
	T. Rowe Price Retire 2050	933,113	units		14,416,589
	T. Rowe Price Retire 2055	924,512	units		14,274,462
	T. Rowe Price Retire 2060	433,545	units		7,053,773
	T. Rowe Price Retire 2065	128,988	units		1,723,280
*	Self-Directed Brokerage Account - Fidelity National Financial Services **	Various investments			26,638,597
*	Participant Loans	At interest rates ranging from 3.25% to 9.75%			7,247,617
					$628,370,038
* Indicates party in interest to the Plan.
** Cost information not required for participant directed assets.

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Consent of Bober, Markey, Fedorovich & Company, Independent Registered Public Accounting Firm
23.2	Consent of Plante & Moran, PLLC, Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2024	AVIENT RETIREMENT SAVINGS PLAN
	By:	Retirement Plan Committee of the Avient Retirement Savings Plan

	By:	/s/ Jamie A. Beggs
	Name:	Jamie A. Beggs
	Title:	Senior Vice President and Chief Financial Officer
On Behalf of the Retirement Plan Committee